                                                                                                                                   Exhibit 99.1

Spreadtrum to Host Technology Forum on its 40nm Low Power 3G Communication Baseband Processor in Beijing on January 19, 2011

SHANGHAI, Dec. 19, 2010, /PRNewswire-FirstCall-Asia/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD) ("Spreadtrum"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications, today announced that it will host a Technology Forum on its 40nm Low Power 3G Communication Baseband Processor (the "Technology Forum") at the Great Hall of the People (Renmin Dahuitang), Beijing, China on January 19, 2011.

In the Technology Forum, Spreadtrum will introduce the progression of its 40nm low power 3G communication baseband processor development and share its experience in designing cutting edge communication semiconductors. The Technology Forum is jointly held by Spreadtrum, China Semiconductor Industry Association, Qingdao Hisense Communication Co., Ltd., Huawei Device Co., Ltd. and Shenyang New Postcom Equipment Co., Ltd..

Officials of Ministries and Commissions under the State Council including PRC National Development and Reform Commission, Ministry of Science and Technology and Ministry of Industry and Information Technology, members of the Chinese Academy of Engineering, industrial experts, strategic partners and customer representatives will be invited to the Technology Forum.

About Spreadtrum Communications:
Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com

CONTACT: Kathy Zhou of Spreadtrum Communications, Inc., +86-21-5080-2727 x1120, news@spreadtrum.com